Filed by Powerwave Technologies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Powerwave Technologies, Inc.

Commission File No. 000-21507

PRESS RELEASE

1 December 2003

Powerwave Technologies and LGP Allgon enter into a strategic combination transaction

Powerwave Technologies makes recommended offer for LGP Allgon equivalent to SEK 61.87 per share

Introduction

Santa Ana, CA and Stockholm, Sweden—1 December 2003—Powerwave Technologies, Inc., a Delaware (US) corporation listed on the Nasdaq National Market (Nasdaq: PWAV) (“Powerwave”) and LGP Allgon Holding AB (Stockholmsbörsen: LGPA) (“LGP Allgon”) today announced that they have agreed to combine their businesses in a strategic transaction valued at approximately 3,070 million SEK (USD 407 million1) to create a world-wide leader in the design and manufacture of a broad range of wireless infrastructure products and solutions. The combination will be effected by a public offer from Powerwave (the “Offer”) for all of the outstanding shares of LGP Allgon. Under the terms of the Offer, Powerwave is offering 1.1 newly issued Powerwave shares for each LGP Allgon share. LGP Allgon’s Board of Directors unanimously recommends that LGP Allgon shareholders accept the Offer. Powerwave is the leading independent supplier of high performance radio frequency (“RF”) power amplifiers. LGP Allgon is a world leading solution provider in the area of radio-based mobile infrastructure equipment.

Bruce Edwards, President and Chief Executive Officer of Powerwave, stated: “The combination of Powerwave and LGP Allgon will extend our leadership in wireless infrastructure across key products and solutions, including coverage and capacity solutions and key base station subsystems. Combining our complementary geographical strengths and customer relationships will lead to numerous cross-selling opportunities for the combined company’s products on a global basis. We are excited about the opportunity to leverage one of the broadest portfolios of products and services in the wireless industry to enhance our leadership position in OEM and operator direct channels. We at Powerwave are proud to welcome the LGP Allgon team which has a strong heritage of product excellence and business execution.”

Commenting on the Offer today, Bengt Broman, President and Chief Executive Officer of LGP Allgon said: “LGP Allgon and Powerwave are an excellent combination. This strategic combination will result in a broader product portfolio for the existing generation technologies and provide a stronger platform for providing next generation technologies. This strategic combination will significantly expand geographic coverage for both businesses across all customer segments and markets and will create a truly global provider of higher value integrated wireless solutions.”

Terms of the Offer

Powerwave is offering 1.1 newly issued Powerwave shares of common stock for each LGP Allgon share. Based on Powerwave’s closing price on the Nasdaq National Market on 28 November 2003 (the last business day prior to the announcement of the Offer), the Offer values LGP Allgon shares at SEK 61.87 (USD 8.19501) per share and the issued share capital of LGP Allgon at approximately SEK 3,070 million (USD 407 million1). LGP Allgon shareholders are also being offered the opportunity, under a cash alternative, to elect for all or a specified number of their LGP Allgon shares to be acquired by Powerwave for SEK 61.87 (USD 8.19501) in cash per LGP Allgon share, subject to an aggregate maximum payment of USD 125 million (SEK 944 million1) for the cash alternative. LGP Allgon shareholders may tender their shares under both the share and cash alternatives.

The Offer represents:

•	A premium of 38 percent to the closing price of a LGP Allgon share on 28 November 2003 of SEK 44.80;

•	A premium of 45 percent to the average price of a LGP Allgon share over the 20 trading days prior to this announcement of SEK 42.58; and

•	A pro forma ownership for LGP Allgon shareholders of 46 percent of the enlarged Powerwave group’s issued basic share capital (excluding Powerwave’s convertible subordinated notes and prior to any take up of the cash alternative).

The cash alternative is subject to an aggregate maximum payment of USD 125 million (SEK 944 million1) in cash. In the event of a higher cash acceptance level, a proportionate reduction will be made, and excess shares shall be deemed tendered in accordance with the share alternative. The cash alternative of the Offer is not contingent on any external financing.

Shareholders receiving new Powerwave shares due to being scaled back pro rata under the cash alternative may also elect to sell such shares pursuant to a simplified dealing mechanism, which will be provided by a financial institution, acting as agent for Powerwave.

To the extent shareholders are entitled to receive fractions of Powerwave shares, such fractions will be sold by a financial institution on a best efforts basis on the Nasdaq National Market on behalf of LGP Allgon shareholders and the proceeds remitted in SEK to LGP Allgon shareholders so entitled.

No offer is being made for any outstanding LGP Allgon warrants.

Certain LGP Allgon shareholders, namely Dag Tigerschiöld, members of the Gottschlich family and the Skanditek group, representing in aggregate approximately 19 percent of the voting rights and issued share capital of LGP Allgon, have entered into option agreements2 with Powerwave under which Powerwave may acquire their LGP Allgon shares, subject to certain conditions, for equivalent consideration as in the share alternative to the Offer.

Dag Tigerschiöld, members of the Gottschlich family and the Skanditek group have also executed lock-up agreements, which prohibit for six months following the commencement of settlement of consideration in the Offer the executing parties from selling, selling short, hedging, borrowing against, or otherwise transferring their risk of ownership with respect to the Powerwave shares they would receive under the option agreements.

At the present time, Powerwave does not intend to list its shares on Stockholmsbörsen. However, Powerwave is still considering its options in this regard.

Reasons for the Offer

Powerwave and LGP Allgon have highly complementary product portfolios and technologies and a key benefit of the combination will be to expand their product portfolio while leveraging their industry leading engineering and design capabilities to provide total RF-based solutions to the wireless infrastructure marketplace. Powerwave and LGP Allgon believe that customers in the wireless infrastructure market can benefit from more complete end-to-end solutions for their complex network needs.

The Offer for LGP Allgon reflects Powerwave’s strategy to extend its reach in the wireless infrastructure market by providing an increased focus on RF-based solutions. The combination creates one of the largest providers of products and solutions to the rapidly evolving wireless infrastructure industry. The combined business had pro forma revenues for the twelve months ending 30 September 2003 of approximately USD 527 million3 (SEK 4,479 million). Pro forma combined fiscal year 2004 revenues are expected to be in excess of USD 600 million1 (SEK 4,530 million).

The enlarged group will have approximately 1,900 employees operating at over 21 locations worldwide.

Product range and Technology

The enlarged group will have an enhanced platform to capture the rollout of next generation or 3G technologies with a broader product portfolio which includes multi-carrier power amplifiers, antennas, repeaters, integrated transceivers and tower-mounted amplifiers. The combined company will also be able to offer to both OEMs and mobile network operators a wide range of current generation products, including antennas, RF filters, RF power amplifiers, TMAs, combiners, repeaters, and a wide range of integrated products for use with wireless networks worldwide.

Excellent geographic fit

Powerwave and LGP Allgon have highly complementary geographic presences. On a pro forma basis, North American revenues represented approximately 35 percent of revenues for the nine months ending 30 September 2003, while Europe represented approximately 52 percent.

Customers

Both companies have well-established customer relationships with the world’s leading OEMs and wireless network operators. The combination with LGP Allgon broadens Powerwave’s customer base and provides the opportunity for significant incremental cross-selling opportunities on a global basis with an increased exposure to wireless network operators. Powerwave and LGP Allgon believe that customers in the wireless infrastructure market can benefit from a comprehensive solutions provider for their complex network needs.

Significant potential synergy benefits

Powerwave believes that there are opportunities for significant synergies in excess of USD 15 million (SEK 113 million1) in annual pre-tax cost savings through efficiencies in manufacturing, purchasing, research and development, and sales.

In addition, Powerwave and LGP Allgon believe that there are significant further opportunities for revenue enhancement through maximisation of the combined company’s broader product portfolio and complete RF solution capabilities.

Earnings accretive and impact on Powerwave

Following completion of the transaction, the combination is expected to be immediately accretive to Powerwave’s earnings per share in the first full quarter following the completion of the Offer, excluding any one-time expenses.

After completion of the Offer, the enlarged Powerwave group will have a strong financial position, irrespective of the extent of take-up of the cash alternative.

Board of Directors and Management of Powerwave

Bruce Edwards will continue as CEO of the combined company. Seats on the Board of Directors of Powerwave will be made available to each of Dag Tigerschiöld (Chairman of LGP Allgon and Board member of Skanditek) and Mikael Gottschlich (Vice-Chairman of LGP Allgon and Board member of Skanditek) following completion of the Offer.

Powerwave’s Board Recommendation

Powerwave’s Board of Directors has unanimously voted in favor of proceeding with the combination and will recommend that Powerwave shareholders vote to approve the resolutions required to effect the Offer at a Special Meeting of Powerwave shareholders.

Powerwave’s outstanding share capital consists of one class of shares only, each share carrying one vote. Powerwave is widely held and has approximately 15,000 shareholders. No single shareholder owns 10 percent or more of the company.

As of 28 November 2003, Powerwave had approximately 63.3 million shares outstanding. As a consequence of the acquisition of LGP Allgon, Powerwave will issue approximately 54.6 million shares, assuming full acceptance to the share alternative to the Offer. Post-acquisition, current Powerwave shareholders will hold between 54 and 63 percent and current LGP Allgon shareholders will hold between 46 and 37 percent of the combined company on a basic share basis excluding Powerwave’s convertible subordinated notes, assuming full acceptance of the Offer and full exercise of the options under the option agreements and depending on the form of consideration elected by LGP Allgon shareholders.

Powerwave does not currently own any shares in LGP Allgon. However, under the option agreements (see Terms of the Offer above), Powerwave has the right, subject to certain conditions, to acquire LGP Allgon shares representing in aggregate approximately 19 percent of the voting rights and share capital of LGP Allgon.

Preliminary Timetable

An exchange offer prospectus regarding the Offer is expected to be distributed to the shareholders of LGP Allgon during the week of 23 February 2004. Under applicable Swedish rules, the prospectus in respect of the Offer shall be presented no later than five weeks following the date hereof. However, Powerwave will seek and expects to obtain the necessary exemption from this requirement. The acceptance period is expected to run from the week of 23 February 2004 through the week of 15 March 2004, provided that the terms of the Offer become fully unconditional no later than the week of 15 March 2004. A Special Meeting of the shareholders of Powerwave is expected to be held during the first quarter of 2004.

General

In order to seek the necessary shareholders’ approval pursuant to condition (3.) and (4.) below, Powerwave will convene a Special Meeting of the Shareholders of Powerwave, which is currently expected to be held in the first quarter of 2004. As of this date, Powerwave has no information regarding its shareholders’ intentions in relation to the Offer.

Pursuant to an agreement entered into between Powerwave and LGP Allgon dated 30 November 2003, the parties have undertaken, to the extent permissible under applicable law and stock exchange rules and regulations, to take any reasonable and necessary actions and measures in order to facilitate and make possible the completion of the combination, such as to file, submit or apply for any necessary exemptions or approvals from any authority or other regulatory entity. Further, Powerwave and LGP Allgon have, inter alia, agreed neither to take any act, directly or indirectly, which is intended to in any way adversely affect the ability to successfully complete the combination, nor to solicit or initiate proposals or offers from any other person relating to any merger or business combination involving a party. In case of a breach of the agreement, the breaching party has to reimburse the expenses incurred by the other party of an amount of USD 4 million (SEK 30.2 million1). The entire agreement will be disclosed in the exchange offer prospectus.

The Offer is governed by Swedish law and the rules on public take-overs (the “take-over rules”) laid down by the Swedish Industry and Stock Exchange Committee (Sw. Näringslivets Börskommitté), including the rulings announced by the Swedish Securities Council (Sw. Aktiemarknadsnämnden) in respect of the interpretation and application of the take-over rules.

Following successful completion of the Offer, Powerwave intends to initiate a compulsory acquisition procedure under Swedish law.

Conditions of the Offer

The Offer is subject to the following conditions:

1.	That the Offer is accepted to such an extent that Powerwave through the Offer and the exercise of the options under the option agreements becomes the owner of shares representing more than 90 percent of the shares and votes in LGP Allgon on a fully diluted basis;

2.	That the recommendation that LGP Allgon shareholders accept the Offer by the Board of Directors of LGP Allgon has not been withdrawn or materially adversely modified prior to the announcement that the Offer will be implemented;

3.	That the shareholders of Powerwave adopt, at a shareholders’ meeting, a resolution to approve the amendment of Powerwave’s certificate of incorporation to increase the authorised shares of common stock of Powerwave;

4.	That the shares of Powerwave to be issued under the Offer are approved for listing on the Nasdaq National Market (a pre-condition to which is Powerwave shareholder approval of the issuance of new Powerwave shares under the Offer);

5.	That Powerwave has not discovered that any information made public by LGP Allgon in any material aspect is inaccurate or misleading, or that any material fact which should have been made public by LGP Allgon has not been made public;

6.	That all necessary approvals from public authorities, including competition authorities, are obtained on terms acceptable to Powerwave;

7.	That the combination of Powerwave and LGP Allgon, prior to the announcement that the Offer will be implemented, is not wholly or partially made impossible or significantly impaired as the result of legislation, actions of a court or public authority, or similar events in Sweden, in the United States, or in another country, which has occurred or is expected to occur; and

8.	That, prior to the announcement that the Offer will be implemented, no Material Adverse Effect shall have occurred, whereupon “Material Adverse Effect” shall be defined as any event (an “Effect”) that materially negatively affects LGP Allgon’s liquidity or results; provided, however, that, in no event shall any of the following be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been or will be, a Material Adverse Effect, (a) any change in LGP Allgon’s stock price or trading volume in and of itself; (b) any failure by LGP Allgon to meet revenue or earnings projections in and of itself; (c) any Effect that results from conditions affecting the wireless communication industry generally or the economy of any country where LGP Allgon has conducted operations generally, (d) any Effect that results from conditions affecting general worldwide economic, business or capital markets conditions; (e) any Effect that results from changes in applicable laws after the date hereof; or (f) any Effect resulting from an outbreak or escalation of hostilities involving the United States or Sweden, the declaration of the United States or Sweden of a national emergency or war, or the occurrence of any acts of terrorism (except any such acts specifically aimed at LGP Allgon’s business).

Powerwave may withdraw the Offer in the event that it is clear that any of the above conditions are not fulfilled or cannot be fulfilled. However, with regard to conditions (2.), (4.), (5.), (6.), (7.), and (8.) such withdrawal will only be made provided that the defective fulfilment of the relevant condition is of material importance to Powerwave’s acquisition of LGP Allgon.

Powerwave reserves the right to waive, in whole or in part, all of the conditions set out above, save for conditions (3.), (4.), and (5.).

Statement from the Board of Directors of LGP Allgon in connection with the public offer by Powerwave

Powerwave has today announced an offer to all shareholders of LGP Allgon on the basis of 1.1 newly issued shares in Powerwave in exchange for each share held in LGP Allgon (the “Offer”). The Offer represents a value of SEK 61.87 for each LGP Allgon share and values LGP Allgon’s entire issued share capital at SEK 3,070 million (USD 407 million1), based on the closing price of a Powerwave share of USD 7.45 on 28 November 2003.

LGP Allgon shareholders will also have the right, under a cash alternative, to elect for all or a specified number of their LGP Allgon shares to be acquired by Powerwave for SEK 61.87 (USD 8.19501) in cash per LGP Allgon share. This cash alternative is subject to an aggregate maximum payment by Powerwave of USD 125 million (SEK 944 million1) in cash.

The Board of Directors of LGP Allgon has retained Merrill Lynch and Enskilda Securities as financial advisors in connection with the Offer. Merrill Lynch has provided a fairness opinion in relation to the exchange ratio under the Offer. The entire opinion will be included in the exchange offer prospectus.

The Board of Directors of LGP Allgon has been informed that, in order for the LGP Allgon shareholders to receive Powerwave’s offer, certain of LGP Allgon’s shareholders, namely, Dag Tigerschiöld, members of the Gottschlich family and the Skanditek group, representing in aggregate approximately 19 percent of the voting rights and share capital of LGP Allgon, have entered into option agreements2 with Powerwave under which Powerwave may acquire their LGP Allgon shares, subject to certain conditions, for equivalent consideration as in the share alternative of the Offer. These shareholders have also entered into six months lock-up agreements in respect of the Powerwave shares they will receive under the Offer.

The Board of Directors of LGP Allgon has carefully considered the Offer and the aforementioned fairness opinion and makes the following statement:

“The trend towards larger companies offering complete product portfolios is ongoing. The strategic combination of LGP Allgon and Powerwave will create a business with a leading position in the global wireless infrastructure market, with a broad coverage of OEMs and operators in the US, Europe, and Asia. Powerwave is the leading independent company in the global power amplifier market and the integration of LGP Allgon will enhance Powerwave’s product portfolio with the addition of antenna systems, tower mounted amplifiers, filters, repeaters, and combiners. There is substantial potential for a broadly based supplier in an improving market environment, particularly to customers that deploy 3G networks.

The Board of Directors of LGP Allgon believes that the combination of Powerwave and LGP Allgon has a compelling industrial and strategic rationale and that the integration of LGP Allgon and Powerwave will create the world-wide leader in the design and manufacture of a broad range of wireless infrastructure products.

Under the terms of the Offer, LGP Allgon shareholders will have the opportunity to participate in the significant potential strategic and financial benefits expected to result from this combination.

The Offer represents a 38 percent premium to LGP Allgon’s closing share price of SEK 44.80 on 28 November 2003 and represents a premium of 45 percent over the average price over the 20 trading days prior to this announcement of SEK 42.58.

Assuming all LGP Allgon shareholders accept new Powerwave shares in respect of the Offer, LGP Allgon shareholders would own approximately 46 percent of the enlarged issued basic share capital of Powerwave.

In light of the above, and taking into account the aforementioned fairness opinion, the Board of Directors of LGP Allgon believes that the Offer is fair and unanimously recommends the Offer to LGP Allgon shareholders.”

Stockholm, 1 December 2003

LGP Allgon Holding AB

The Board of Directors

Webcast

Powerwave is providing a simultaneous webcast of its conference call announcing this proposed transaction on Monday, 1 December 2003, at 2:30pm Central European Time (Stockholm). To access this audio and visual webcast, log onto www.powerwave.com/investor.asp and select the Powerwave LGP Allgon Conference Call. Alternatively, log on to www.placeware.com/cc/vcc/ provide the Meeting ID of W161620 and the Meeting Key of 769938. The call will last for approximately one hour. To listen to the live call, please call in Sweden ###-##-#### or in the US call (719) 457-2642 and request the Powerwave Conference Call. A replay of the webcast will be available beginning approximately two hours after completion of the initial webcast. Additionally, an audio playback of the conference call will be available at approximately 6:30pm Central European Time on 1 December 2003 through 31 December 2003 by calling (719) 457-0820 and entering reservation number 161620. An information meeting for the press and analysts will be held on Monday, 1 December 2003, at 4:00pm Central European Time (Stockholm) at Salénhuset, room “Forum”, at Norrlandsgatan 15 in Stockholm, Sweden.

Advisors

Powerwave has retained Deutsche Bank Securities as sole financial advisor in connection with the Offer.

Merrill Lynch International (“Merrill Lynch”) is acting exclusively for LGP Allgon and no one else in connection with the Offer and will not be responsible to anyone other than LGP Allgon for providing the protections afforded to clients of Merrill Lynch or for giving advice in relation to the Offer.

Enskilda Securities is acting exclusively for LGP Allgon and no one else in connection with the Offer and will not be responsible to anyone other than LGP Allgon for providing the protections afforded to clients of Enskilda Securities or for giving advice in relation to the Offer.

Enquiries

POWERWAVE	LGP ALLGON
Kevin Michaels, Chief Financial Officer	Claes Silfverstolpe, Chief Financial Officer
Telephone: +1 714 466 1608	Telephone: +46 8 540 822 32
www.powerwave.com	www.lgpallgon.com

Notes for Editors

Powerwave is a leading independent supplier of high performance radio frequency (“RF”) power amplifiers. Powerwave designs, manufactures and markets both single-carrier and multi-carrier ultra-linear RF power amplifiers. Powerwave’s high performance products are key components in wireless communications networks, including Cellular, Personal Communications Services (“PCS”) and next generation or “3G” networks. Powerwave’s mission statement is to be the leading supplier of advanced RF power amplifier solutions for the wireless communications industry.

LGP Allgon develops, manufactures and markets telecom products to improve radio coverage, capacity and data speed in mobile communications networks throughout the world. The product range comprises antenna systems, coverage solutions, base-station systems and radio-link systems. Through the Contract Manufacturing business area, the Group is a leading contract manufacturer of advanced industrial components in its niche. The Group has approximately 1,400 employees in 13 countries. LGP Allgon is listed on the Attract 40 list of Stockholmsbörsen (Stockholm Exchange).

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Powerwave intends to file a proxy statement on Schedule 14A in connection with the transaction, and to mail the proxy statement to its stockholders. Powerwave will also deliver to LGP Allgon shareholders an exchange offer prospectus under Swedish law and regulations. An English translation of the document will be provided to U.S. shareholders of LGP Allgon, and filed with the SEC under Form CB. Investors and security holders of Powerwave and LGP Allgon are urged to read the proxy statement and exchange offer prospectus when they become available because they will contain important information about Powerwave, LGP Allgon and the transaction. Investors and security holders may obtain a free copy of the proxy statement and exchange offer prospectus (when they are available) as well as other documents filed by Powerwave with the SEC at the SEC’s website at www.sec.gov. A free copy of the proxy statement, exchange offer prospectus and such other documents may also be obtained from Powerwave. Powerwave and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Powerwave in favor of the transaction. Information regarding the interests of Powerwave’s officers and directors in the transaction will be included in the proxy statement.

FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking” statements including statements regarding benefits of the proposed exchange offer, integration plans and expected synergies, anticipated future financial and operating performance and results, including estimates for growth, improved cash flows, time to market for new products, satisfaction of conditions to closing, accretion to per share earnings and expectations for our products and plans for development and expansion. These statements are based on our respective management’s current expectations. There are a number of risks and uncertainties that could cause actual results to differ materially. For example, we may be unable to obtain stockholder or regulatory approvals required for the exchange offer. Problems may arise in successfully integrating our businesses. The exchange offer may involve unexpected costs. We may be unable to achieve cost-cutting synergies. Our businesses may suffer as a result of uncertainty surrounding the exchange offer. Other potential risks and uncertainties include, but are not limited to: customer order cancellations or deferrals; delays or cancellations of wireless network capacity expansions and buildouts for both existing 2G and 2.5G networks and new 3G networks; we require continued success in the design of new amplifier products and such products must be manufacturable and of good quality and reliability; our dependence on a limited number of customers for the majority of our revenues exposes us to potential reductions in revenue if such customers cease purchasing products from us; our business requires continued favorable business conditions and growth in the wireless communications market. Powerwave also notes that its reported financial performance and period to period comparisons are not necessarily indicative of the results that may be expected in the future and Powerwave believes that such comparisons cannot be relied upon as indicators of future performance. Powerwave also notes that the market price of its Common Stock has exhibited high levels of volatility and therefore may not be suitable for all investors. More detailed information on these and additional factors which could affect Powerwave’s operating and financial results are described in Powerwave’s Form 10-Q for the quarterly period ended 28 September 2003 and the Form 10-K for the fiscal year ended 29 December 2002, both of which are filed with the SEC, and other risks detailed from time to time in the Company’s reports filed with the SEC. Powerwave urges all interested parties to read these reports to gain a better understanding of the many businesses and other risks that the Powerwave faces. Additionally, Powerwave undertakes no obligation to publicly release the results of any revisions to these forward-looking statements which may be made to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events.

[1]	Based on SEK/USD exchange rate of 7.55 on 28 November 2003.
[2]	These option agreements are subject to the recommendation by the Board of Directors of LGP Allgon, that LGP Allgon shareholders accept the Offer, not having been withdrawn or materially adversely modified prior to the announcement that the Offer is implemented and that Powerwave publicly announces that the Offer is implemented no later than June 30, 2004.
[3]	Based on converting LGP Allgon revenues using effective SEK/USD exchange rate of 8.49 for the twelve month period ending September 30, 2003 on a weighted average quarterly basis.